

May 8, 2025

Corey Lambrecht
Chief Operating Officer and Director
AMERICAN REBEL HOLDINGS INC
5115 Maryland Way, Suite 303
Brentwood, TN 37027

> **Re: AMERICAN REBEL HOLDINGS INC**
> **Registration Statement on Form S-1**
> **Filed April 18, 2025**
> **File No. 333-286644**

Dear Corey Lambrecht:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed April 18, 2025

Description of Capital Stock, page 24

1. Please expand your disclosure to provide a brief description of the "piggy-back" registration rights. We note your disclosure on the cover page that 1,082,768 shares of common stock are being registered pursuant to piggy-back registration rights. This appears inconsistent with your disclosure on page 13. Please revise or advise. Further, please confirm these securities have been issued in compliance with Question 139.06 of the Division's Securities Act Sections Compliance and Disclosure Interpretations.

General

2. We note your disclosure that the Series A Preferred Stock has superior voting rights of 1,000 to 1 over shares of common stock. Please revise your cover page, summary, and

risk factors section to address the disparate voting rights.

3.   We note your disclosure on pages 15 and 20 regarding the beneficial ownership by management. If applicable, please revise to disclose your controlled company status and whether you intend to rely on exemptions from certain corporate governance requirements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing